Exhibit 99.1

Luxfer Holds Annual General Meeting

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (Luxfer Group, NYSE: LXFR), a global materials technology company, held its Annual General Meeting today. Meeting results are available on the Luxfer website: www.luxfer.com.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

CONTACTS

Dan Stracner

Director of Investor Relations

U.S. telephone number: +1 951 341 2375

email: dan.stracner@luxfer.net.